Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

VIA EDGAR

August 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re:	Texxon Holding Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed July 18, 2025
File No. 333-281530

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 22, 2025 relating to Amendment No.3 to Registration Statement on Form F-1, filed by the Company to the Commission on July 18, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar Amendment No.4 to the Registration Statement (the “Amendment No.4”) with this response letter.

Amendment No. 3 to Registration Statement on Form F-1 filed July 18, 2025

Consolidated Financial Statements, page F-1

1.	Your audited financial statements are currently older than 12 months and this is an initial public offering. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we have filed a representation letter as an exhibit to the Amendment No. 4.

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP